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June 12, 2020 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Eric Envall

Michael Clampitt

Re:	Aon plc
Preliminary Proxy Statement on Schedule 14A
Filed on May 11, 2020
File No. 001-07933

Ladies and Gentlemen:

On behalf of Aon plc (the “Company”), we submit this letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on May 11, 2020 (the “Proxy Statement”). The Company is concurrently filing an amendment to the Proxy Statement (the “Revised Proxy Statement”), which includes revisions that reflect the Company’s responses to your comment letter, dated June 1, 2020. For your convenience, we are providing by overnight delivery a courtesy package that includes two copies of the Revised Proxy Statement, which have been marked to show changes from the Proxy Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Revised Proxy Statement and all references to page numbers in the responses are to page numbers of the Revised Proxy Statement.

June 12, 2020

Preliminary Proxy Statement filed on May 11, 2020

Scheme Consideration to WTW Shareholders, page 18

1. Please include here, and in the first Q&A on page 1, the value of the per share consideration to WTW shareholders at key dates relevant to the transaction, such as March 4, 2020, March 6, 2020 and a date closer to the date you begin to distribute your proxy statement to your shareholders.

Response: The Company has revised the disclosure on pages 1, 18 and 67.

Opinion of Credit Suisse, page 88

2. Please indicate on page 22-23, under the “Opinion of ...” sections as well as this section, if you intend to seek an updated fairness opinion from Goldman Sachs and Credit Suisse in light of the market fluctuations that have occurred as a result of the recent COVID-19 outbreak. If so, please indicate how you will provide shareholders with any such updated fairness opinion.

Response: The Company respectfully advises the Staff that it does not intend to obtain an updated fairness opinion from Credit Suisse prior to the closing of the transaction and refers the Staff to the disclosure on page 38 under “The opinions of Aon’s and WTW’s respective financial advisors will not reflect changes in circumstances between the signing of the Business Combination Agreement and the closing of the transaction.”

Directors and Management of Aon Following the Transaction, page 109

3. Please describe the material terms of Mr. Haley’s employment agreement for his position as Executive Chairman of Aon that will be in effect upon closing of the transaction.

Response: The Company has revised the disclosure on pages 24, 37, 109 and 202 include the fact that no terms of the post-closing service or employment of any WTW director or executive officer have been agreed between the Company and any such individual (except, in the case of Mr. Haley, that his title will be Executive Chairman of the Company focusing on growth and innovation). To the extent the material terms of Mr. Haley’s employment agreement for his position as Executive Chairman of the Company are agreed prior to the date of the definitive proxy statement, the disclosure will be updated accordingly.

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June 12, 2020

If you have any additional questions or require any additional information with respect to this letter or the Revised Proxy Statement, please do not hesitate to contact me by email at charles.ruck@lw.com or by telephone at (714) 755-8245.

Very truly yours,

/s/ Charles K. Ruck

Charles K. Ruck

of LATHAM & WATKINS LLP

cc:	Gregory C. Case, Chief Executive Officer of Aon plc

Christa Davies, Executive Vice President and Chief Financial Officer of Aon plc

Darren Zeidel, Executive Vice President, General Counsel and Secretary of Aon plc

Matthew Furman, General Counsel of Willis Towers Watson Public Limited Company

Christopher D. Lueking, Latham & Watkins LLP

Bradley C. Faris, Latham & Watkins LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP

Matthew J. Gilroy, Weil, Gotshal & Manges LLP